Contact

www.linkedin.com/in/
brianrobertscroix (LinkedIn)
www.croixconnect.com (Company)
www.classicrockleadership.com
(Blog)

Top Skills

Strategy
Program Management
Leadership

Certifications

Insight to Inclusive Leadership
Badge

Publications

Profiles in Success - Volume 9

Brian Roberts

Vistage Master Chair | Executive Peer Group Leader | CEO Advisor |
CEO Whisperer | CEO Sherpa | Connector
Washington DC-Baltimore Area

Summary

My purpose is to have a positive impact on every person I meet.
Whether that is a simple wink and a smile to brighten up someone's
day, or to help a CEO become a better leader, enabling them to
have an even greater impact on their company, employees and
community.

I've been blessed to have many business experiences. I've worked
for a Fortune 100 company as well as my own bootstrapping of Croix
Connect. I've been with PE/VC/Angel backed companies, private
tightly held companies and public companies. I've been on both
sides of an M&A event, rode a company to IPO, and was with one
that experienced bankruptcy. I've served clients from Fortune 100
to businesses in the $5M to $150M range. Croix Connect has also
provided services to the government, so I understand the B2G world
too.

I work with executives to take them from being a good leader to a
great leader. I do this as a facilitator of executive peer groups for
Vistage Worldwide or through my company Croix Connect where
I work with executive teams, or one-on-one with CEOs/owners. I
currently run three Vistage executive peer groups in Washington DC
Metro area, as well as an Emerging Leader program for the best and
brightest of middle managers in your organization. I earned Master
Chair designation in 2021.

What else should you know about me?

I hosted "Taking Care of Business with Brian Roberts" on (then) ABC
Radio's WMAL in Washington DC from 2004-2007. Guests included
top local business and government leaders, and nationally known
executives including Carly Fiorina (HP) and Sandy Weill (Citigroup).

I also served in the USAF and the highlight was a White House Communications Agency (WHCA) tour that included being part of the communications advance team for the first two Reagan-Gorbachev Summits in Geneva, Switzerland and Reykjavik, Iceland.

Community service: Catholic Charities, USO Volunteer, and Knights of Columbus.

Experience

Vistage Worldwide, Inc.
Master Chair - CEO Peer Group Leader/CEO Advisor
October 2009 - Present (14 years 5 months)
High-performing CEOs join Vistage because they want to connect with other like-minded CEOs through a trusted, proven, and life-long leadership experience that delivers results both personally and professionally. It's where leaders get the perspective, clarity and support to make the decisions that will make a difference.

WHY JOIN?

It's still a human world where integrity, experience and relationships matter! We're here to connect the MOST successful executives so that TOGETHER, we can share expertise, challenge one another, to think critically and arrive at better decisions.

Through this ongoing collaboration, we build life-long leadership excellence that elevates companies, strengthens communities, delivers meaningful results, and fosters sustainable growth.

WHAT VALUE OUR MEMBERS SAY THEY ARE EXPERIENCING:

- Get out of the weeds (work ON, not IN the business)
- Avoid being isolated (it really IS lonely at the top)
- Keep improving and do not get left behind (lifelong learners in a dynamic world)
- View it as a long-term journey (leading a business is a roller coaster ride)

Vistage Chairs are highly respected and trusted practitioners of Vistage's well-established method for peer-group facilitation and executive coaching. A Vistage Chair is a trusted advisor dedicated to helping CEOs, executives and business owners reach their full potential.

We have executive peer programs for CEOs/Owners, senior executives (Key Executive Program) and mid-to-upper level executives (Advancing Leader). We now also offer a more structured, instructional type of program for first time managers and individual contributors (Emerging Leader Program) where multiple employees from the same company may be in the same group. I have two CEO groups and one each of the other three.

Croix Connect, Inc.
Founder and CEO
December 2001 - Present (22 years 3 months)
Vienna, VA

Croix Connect 3.0 (you've got to be a Gumby in business to survive – 2010-present): Commercial services include Facilitation of Executive Peer Groups (through Vistage Worldwide), CXO Advisory Services, and Merger & Acquisition assistance. Government services include leadership development and executive coaching. Croix Connect is a Service Disabled Veteran Owned Small Business (SDVOSB).

Croix Connect 2.0 (2006-2010) was a technology solutions provider for Fortune 500 clients including Comcast, Time Warner Cable, and AOL. Croix Connect made Inc. 500 list in 2006 as one of the fastest growing private businesses in America, and made the 2007 and 2009 Inc. 5000 lists. The recession necessitated a change to the 3.0 version outlined above.

Croix Connect 1.0 (2001-2005) provided management and technology consulting services for commercial and government clients, possessed a GSA IT-70 Schedule and a facility clearance for secret level work. Eventually turned the company focus to technology solutions for Fortune 500 in version 2.0 outlined above.

Rimstorm Inc.
Advisor
January 2019 - Present (5 years 2 months)
Reston, VA

The threat landscape has never been as pervasive and imminent. It will require innovative solutions and continuous vigilance to ensure the confidentiality, integrity and availability of data. Rimstorm brings together some of the best and brightest subject matter experts in information technology security to address these challenges.

The Tower Club Tysons Corner
Chairman, Board of Governors
January 2024 - Present (2 months)
Tysons Corner, VA

The Tower Club Tysons Corner is located in the heart of Northern Virginia where the only things growing faster than the buildings are business and the population. A diverse business and social community, the Club is where local power players come to work and connect.

I've been on the board since 2017 and started my two-year term as Chairman on January 1, 2024.

Catholic Charities, Diocese of Arlington
Vice Chairman, Board of Directors
July 2004 - October 2020 (16 years 4 months)
Arlington, VA

Board member since 2004, Secretary of the Board in 2010, and currently serve as Vice Chairman of the Board since July 2011.

The mission of Catholic Charities of the Diocese of Arlington is to serve the most vulnerable of God's people. Catholic Charities extends its services and resources to ALL in need.

Tower Club of Tysons Corner
Senior Advisor to the Board, Tower Club Young Executive Committee
July 2014 - 2019 (5 years)
Tysons Corner, VA

The Young Executive Committee includes over 100 executive members of the Tower Club in Tysons Corner who are under the age of 40. I provide advice and guidance to the board, assisting them in their mission to provide event programming and networking opportunities tailored to young execuitve members, making the Tower Club THE place for young executives to grow themselves and their businesses.

WMAL
Host of "Taking Care of Business with Brian Roberts"
2004 - 2007 (3 years)
Washington DC

Hosted a Washington DC business radio show, providing information and advice on all aspects of business, and showcasing local executives. Guests included local CxOs, government leaders, and nationally known executives including Carly Fiorina and Sandy Weill. The show also provided "one phone call access" to executives and decision makers as part of the marketing and sales strategy for Croix Connect.

Zenetex
COO
2000 - 2001 (1 year)
Herndon, VA

Headed up sales and delivery of IT services and solutions including engineering, implementation and operation. Clients included Citicorp, Sprint Federal at the DoJ, and Washington DC city government. Decided via some soul searching after 9-11 that I needed to start my own company and fulfill a dream!

Network Access Solutions
SVP, Engineering and Operations
1999 - 2000 (1 year)

Telecommunications company. Grew and managed a division of 150 people, adding structure, process, and maturity to fast-growing operation immediately after their initial public offering. The company did not survive the 2000 dot com meltdown.

marchFirst (GrayPeak, then USWeb, then marchFirst)
Managing Partner, Mid-Atlantic
1998 - 1999 (1 year)

Consulting company that provided marketing and web portal development services. Started as GrayPeak Technologies before acquired by USWeb...followed by the name change to marchFirst. Recruited by NAS to head up Engineering and Operations post-IPO.

e.spire
SVP, Engineering and Operations, Data Services
1997 - 1998 (1 year)

Telecommunications company. Led operations and engineering for the data communications division. Recruited by startup Grey Peak Technologies to run their Mid-Atlantic office and couldn't pass up the opportunity.

MFS Datanet (MFS Communications - WorldCom)
Vice President
1992 - 1997 (5 years)

Telecommunications company. Led operations team responsible for installing and maintaining business services nation-wide, before moving into the custom enterprise solutions group. MFS Datanet was at the center of the Internet, responsible for installing and operating the first Internet interconnection point (MAE East) between the largest ISPs at that time, including UUNET, PSINET, ANS, MCI and Sprint. An incredible time!

USAF
15 years

Data Communications Officer
1989 - 1992 (3 years)

Pentagon, 7th Communications Group, built and maintained the HQ USAF Network

Data Communications Specialist
1977 - 1989 (12 years)

Strategic Air Command (SAC), Space Command, White House Communications Agency (WHCA). Served on advance teams for the Reagan-Gorbachev summits in Switzerland and Iceland.

Education

University of Maryland
BS, Computer Science · (January 1987 - May 1989)

USAF Officer Training School
Military and Strategic Leadership · (1989 - 1989)